SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of an announcement on approval by the China Securities Regulatory Commission of the proposed issuance of bonds with warrants of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on January 31, 2008.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON APPROVAL OF THE PROPOSED
ISSUANCE OF BONDS WITH WARRANTS BY
CHINA SECURITIES REGULATORY COMMISSION

This announcement is made pursuant to Rule 13.09(1) of the Hong Kong Listing Rules.

Reference is made to the Company’s announcements dated 27 September 2007, 15 November 2007, 15 January 2008 and 16 January 2008 and circular to Shareholders dated 28 September 2007 in respect of the issuance of Bonds with Warrants. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as in the said circular.

The Board is pleased to announce that China Securities Regulatory Commission approved the proposed issuance of Bonds with Warrants of the Company in the amount of RMB 30,000,000,000 on 31 January 2008.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 31 January 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: February 1, 2008